[MAP LETTERHEAD]

October 2, 2007

VIA EDGAR TRANSMISSION AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Jeffrey Riedler, Assistant Director
Gregory Belliston
Vanessa Robertson
Lisa Vanjoske

Re:	MAP Pharmaceuticals, Inc.
Registration Statement on Form S-1, as amended to date
File No. 333-143823

Dear Mr. Belliston:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of MAP Pharmaceuticals, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1, as amended to date, referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Thursday, October 4, 2007, or as soon as practicable thereafter. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of such Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Patrick A. Pohlen, by facsimile to (650) 463-2600.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation in this matter.

Very truly yours,

MAP Pharmaceuticals, Inc.

By:	/s/ Charlene A. Friedman
Charlene A. Friedman
Vice President, General Counsel and Secretary

cc:	Patrick A. Pohlen, Latham & Watkins LLP
Gregory Chin., Latham & Watkins LLP